May 30, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your second round of comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck China Bond ETF (the “Fund”), a series of the Trust, with respect to our filing filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2024. We note that we responded to your initial comments on May 23, 2024. The Trust has considered your additional comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms used in our responses have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

PROSPECTUS

Comment 1.
In our earlier round of comments the Staff asked that, with respect to the third sentence of the “Summary Information—Principal Investment Strategies” section, you confirm whether all three types of bonds in the Index must have an investment grade rating. We noted that the disclosure did not make clear whether the investment grade rating applied to all three types of bonds, as opposed to only credit RMB Bonds. Please state whether there is a particular rating requirement for governmental or quasi- governmental bonds.

Response 1.	We confirm that, as stated in the current disclosure, in accordance with current Index rules, the investment grade rating criteria applies only to credit RMB Bonds and not governmental and quasi-governmental bonds. The disclosure has been revised accordingly.

Comment 2.	Please supplement the disclosure to provide more information on the selection of the governmental and quasi-governmental bonds for the Index.

Response 2.	Government bonds are sovereign bonds issued by the People's Republic of China. Quasi-government bonds refer to policy bank bonds, which are issued by China Development Bank, the Agricultural Development Bank of China, and the Export-Import Bank of China. The disclosure has been amended accordingly.

Comment 3.
The Staff reiterates Comment 8 from its initial round of comments as follows: With respect to the second sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.”

Response 3.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity for the Index constituents. In addition, the Fund's use of a representative sampling approach may also cause the Fund to not be able to replicate the concentration of the Index.

Comment 4.
The Staff reiterates Comment 13 from its initial round of comments as follows: With respect to “Summary Information—Principal Risks of Investing in the Fund—Index Tracking Risk,” given that the Fund has an investment strategy to track an index with significant exposure to Chinese companies, please provide disclosure with respect to the following risks associated with this strategy or explain why such disclosure would not be appropriate: (i) the potential for errors in index data, index computation and/or index construction if information on Chinese companies or bonds is unreliable or outdated, or if less information about such companies or bonds is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards; (ii) the potential significance of such errors on the Fund’s performance; (iii) the limitations on a fund’s adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing; and (iv) the rights and remedies associated with investments in a fund that tracks an index comprised of Chinese securities may be different than a fund that tracks domestic securities.

Response 4.	We refer the Staff to the following paragraphs in the section of the Prospectus entitled, "Principal Risks of Investing in the Fund." which address various of the factors highlighted in the above referenced comment:

Emerging Market Issuers Risk, Index Tracking Risk, and RMB Bonds Risk

Comment 5.
The Staff reiterates Comment 14 from its original round of comments as follows: With respect to the second sentence of the “Summary Information—Principal Risks of Investing in the Fund—Index Tracking Risk” relating to derivatives transactions, please tailor the disclosure to the Fund’s principal investment strategy. If derivatives transactions are not applicable as principal investment strategy and risk, please delete this language, or if they are, please add description about the derivatives strategy in Item 4 and Item 9.

Response 5.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 6.
The Staff partially reiterates Comment 21 from its original round of comments as follows: With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Fundamental and Non-Fundamental Policies” section, please disclose the Fund’s concentration policy.

Response 6.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 7.	The staff reiterates Comment 30 from its original response as follows: With respect to the paragraph explaining fundamental investment restriction number 9 under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 7.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 8.	With respect to the “Special Considerations and Risks—Chinese Variable Interest Entities Risks” section, please supplementally confirm that VIEs are not a principal investment risk of the Fund.

Response 8.	We confirm that VIEs are currently not a principal investment risk of the Fund.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation